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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13E-3
Rule 13e-3 Transaction Statement Under
Section 13(e) of the Securities Exchange Act of 1934
(Amendment No. 1)

R-B RUBBER PRODUCTS, INC.
(Name of Issuer)

R-B RUBBER PRODUCTS, INC.
DASH MULTI-CORP., INC.
R-B ACQUISITION CORP.
MARVIN S. WOOL
(Name of Persons Filing Statement)

Common Stock, no par value
(Title of Class of Securities)

74270104
(CUSIP Number of Class of Securities)

Marvin S. Wool
Dash Multi-Corp., Inc.
2500 Adie Road
Maryland Heights, Missouri 63043
Telephone: (314) 432-3200
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of Persons Filing Statement)

COPY TO:
Thomas A. Litz, Esq.
Thompson Coburn LLP
One US Bank Plaza
St. Louis, Missouri 63101
Telephone: (314) 552-6000

        This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.	☐	The filing of a registration statement under the Securities Act of 1933.
c.	☐	A tender offer.
d.	☐	None of the above.

        Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. ☒

        Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**

$2,998,876	$275.90

*
Determined by (i) multiplying 967,125 (the number of outstanding shares of Common Stock of R-B Rubber Products, Inc. not owned by Dash Multi-Corp., Inc.) by $2.80 per share and (ii) adding the difference between $2.80 and the respective exercise prices of outstanding options to purchase 360,240 shares of Common Stock of R-B Rubber Products, Inc.
**
Determined pursuant to Rule 0-11(b), as amended.

☒
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: $275.90	Filing Party: R-B Rubber Products, Inc.
Form or Registration No.: Preliminary Schedule 14A	Date Filed: September 20, 2002

INTRODUCTION

        This Rule 13e-3 Transaction Statement on Schedule 13E-3 (this "Schedule 13E-3") is being filed jointly by R-B Rubber Products, Inc., an Oregon corporation ("RBBR"), Dash Multi-Corp., Inc., a Missouri corporation ("Dash"), R-B Acquisition Corp., an Oregon corporation and wholly-owned subsidiary of Dash ("Acquisition Corp."), and Marvin S. Wool, Chairman of RBBR and majority beneficial shareholder of Dash, pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, and Rule 13e-3 thereunder. Dash, Acquisition Corp. and RBBR have entered into an Agreement and Plan of Merger, dated as of August 13, 2002 (the "Agreement"), which contemplates the merger of Acquisition Corp. with and into RBBR (the "Merger") with RBBR as the surviving corporation in the Merger (the "Surviving Corporation"). Pursuant to the terms and conditions set forth in the Agreement, if the Merger is consummated, (a) each share of RBBR's common stock, no par value ("Common Stock"), issued and outstanding at the effective time of the Merger (other than shares as to which dissenters' rights of appraisal are perfected under applicable law and shares owned directly or indirectly by Dash ("Dash Owned Shares")) will be converted into the right to receive a cash payment of $2.80 per share (the "Merger Consideration"); (b) each Dash Owned Share will continue to be outstanding after the Merger and will represent a share of the Surviving Corporation; and (c) each option to acquire Common Stock of RBBR with an exercise price less than the Merger Consideration will be converted into the right to receive the difference between the Merger Consideration and the exercise price of the option multiplied by the number of shares covered by the option. As a result of the Merger, Dash will own 100% of the capital stock of the Surviving Corporation. The Agreement and the Merger have been approved by RBBR's Board of Directors upon the recommendation of a special committee of the Board of Directors. RBBR' s shareholders will be asked to vote upon the approval of the Agreement at a special meeting of its shareholders (the "Special Meeting").

        This Schedule 13E-3 is intended to satisfy the reporting requirements of Section 13(e) of the Securities Exchange Act of 1934, as amended. Concurrently with the filing of this Schedule 13E-3, RBBR is filing a preliminary proxy statement (the "Proxy Statement") pursuant to which the shareholders of RBBR will be given notice of, and an opportunity to vote on, the Merger at the Special Meeting. The Agreement has been filed as Annex A to the Proxy Statement. The information in the Proxy Statement, including all annexes thereto, is hereby expressly incorporated herein by reference.

Item 1. Summary Term Sheet.

        Reg. M-A 1001

        The information set forth in the Proxy Statement under the caption "Summary Term Sheet" is hereby incorporated herein by reference.

Item 2. Subject Company Information.

        Reg. M-A 1002

(a)
The information set forth in the Proxy Statement under the caption "R-B Rubber Products, Inc.—General" is hereby incorporated herein by reference.

(b)
The information set forth in the Proxy Statement under the caption "Meeting Information—Voting Rights" is hereby incorporated herein by reference.

(c)
The information set forth in the Proxy Statement under the caption "R-B Rubber Products, Inc.—Market Price and Dividend Policy" is hereby incorporated herein by reference.

(d)
The information set forth in the Proxy Statement under the caption "R-B Rubber Products, Inc.—Market Price and Dividend Policy" is hereby incorporated herein by reference.

(e)
Not applicable.

(f)
The information set forth in the Proxy Statement under the caption "R-B Rubber Products, Inc.—Common Stock Purchases by Dash" is hereby incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

        Reg. M-A 1003(a) through (c)

(a)
The information set forth in the Proxy Statement under the captions "R-B Rubber Products, Inc.," "Dash Multi-Corp., Inc.," "R-B Acquisition Corp." and "Terms of the Proposed Merger—Interests of Certain Persons in the Merger—Relationships with Dash" is hereby incorporated herein by reference.

(b)
The information set forth in the Proxy Statement under the captions "R-B Rubber Products, Inc.," "Dash Multi-Corp., Inc." and "R-B Acquisition Corp." is hereby incorporated herein by reference.

(c)
The information set forth in the Proxy Statement under the captions "R-B Rubber Products, Inc." and "Dash Multi-Corp., Inc." is hereby incorporated herein by reference.

Item 4. Terms of the Transaction.

        Reg. M-A 1004(a) and (c) through (f)

(a)
The information set forth in the Proxy Statement under the captions "Terms of the Proposed Merger—Description of the Merger," "Special Factors—Recommendation of the Special Committee," "Special Factors—Recommendation of the Board of Directors; Reasons for the Merger," "Terms of the Proposed Merger—Vote Required," "Terms of the Proposed Merger—Accounting Treatment" and "Terms of the Proposed Merger—Material Federal Income Tax Consequences" is hereby incorporated herein by reference.

(c)
The information set forth in the Proxy Statement under the caption "Terms of the Proposed Transaction—Interests of Certain Persons in the Merger" is hereby incorporated herein by reference.

(d)
The information set forth in the Proxy Statement under the caption "Terms of the Proposed Merger—Dissenters' Rights" is hereby incorporated by reference.

(e)
Not applicable.

(f)
Not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

        Reg. M-A 1005(a) through (c) and (e)

(a)
The information set forth in the Proxy Statement under the caption "R-B Rubber Products, Inc.—Transactions with Dash" is hereby incorporated herein by reference.

(b)
The information set forth in the Proxy Statement under the caption "Special Factors—Background of the Merger" is hereby incorporated herein by reference.

(c)
The information set forth in the Proxy Statement under the caption "Special Factors—Background of the Merger" is hereby incorporated herein by reference.

(e)
Not applicable.

Item 6. Purposes of the Transaction and Plans or Proposals.

        Reg. M-A 1006(b) and (c) (1)—(8)

(b)
The information set forth in the Proxy Statement under the caption "Terms of the Proposed Merger—Description of the Merger" is hereby incorporated herein by reference.

(c)
The information set forth in the Proxy Statement under the captions "Terms of the Proposed Merger—Description of the Merger" and "Special Factors—Certain Effects of the Merger" is hereby incorporated herein by reference.

Item 7. Purpose(s), Alternatives, Reasons and Effects.

        Reg. M-A 1013

(a)
The information set forth in the Proxy Statement under the captions "Special Factors—Recommendation of the Board of Directors; Reasons for the Merger" and "Special Factors—Certain Effects of the Merger" is hereby incorporated herein by reference.

(b)
Not applicable.

(c)
The information set forth in the Proxy Statement under the captions "Special Factors—Recommendation of the Board of Directors; Reasons for the Merger" and "Special Factors—Certain Effects of the Merger" is hereby incorporated herein by reference.

(d)
The information set forth in the Proxy Statement under the captions "Special Factors—Certain Effects of the Merger," "Terms of the Proposed Merger—Interests of Certain Persons in the Merger" and "Terms of the Proposed Merger—Material Federal Income Tax Consequences" is hereby incorporated herein by reference.

Item 8. Fairness of the Transaction.

        Reg. M-A 1014

(a)
The information set forth in the Proxy Statement under the captions "Special Factors—Recommendation of the Special Committee," "Special Factors—Recommendation of the Board of Directors; Reasons for the Merger" and "Special Factors—Position of Dash, R-B Acquisition Corp. and Marvin S. Wool as to the Fairness of the Merger" is hereby incorporated herein by reference.

(b)
The information set forth in the Proxy Statement under the captions "Special Factors—Recommendation of the Special Committee," "Special Factors—Recommendation of the Board of Directors; Reasons for the Merger" and "Special Factors—Position of Dash, R-B Acquisition Corp. and Marvin S. Wool as to the Fairness of the Merger" is hereby incorporated herein by reference.

(c)
The information set forth in the Proxy Statement under the caption "Terms of the Proposed Merger—Vote Required" is hereby incorporated herein by reference.

(d)
The information set forth in the Proxy Statement under the captions "Special Factors—Recommendation of the Special Committee," "Special Factors—Recommendation of the Board of Directors; Reasons for the Merger" and "Special Factors—Opinion of Financial Advisor" is hereby incorporated herein by reference.

(e)
The information set forth in the Proxy Statement under the captions "Special Factors—Recommendation of the Special Committee" and "Special Factors—Recommendation of the Board of Directors; Reasons for the Merger" is hereby incorporated herein by reference.

(f)
Not applicable.

Item 9. Reports, Opinions, Appraisals and Negotiations.

        Reg. M-A 1015

(a)-(c)	The information set forth in the Proxy Statement under the caption "Special Factors—Opinion of Financial Advisor" is hereby incorporated herein by reference.

Item 10. Source and Amounts of Funds or Other Consideration.

        Reg. M-A 1007

(a)
The information set forth in the Proxy Statement under the caption "Terms of the Proposed Merger—Financing of the Merger" is hereby incorporated herein by reference.

(b)
The information set forth in the Proxy Statement under the caption "Terms of the Proposed Merger—Financing of the Merger" is hereby incorporated herein by reference.

(c)
The information set forth in the Proxy Statement under the caption "Terms of the Proposed Merger—Expenses" is hereby incorporated herein by reference.

(d)
Not applicable.

Item 11. Interest in Securities of the Subject Company.

        Reg. M-A 1008

(a)
The information set forth in the Proxy Statement under the caption "Stock Ownership of RB Rubber Products, Inc." is hereby incorporated herein by reference.

(b)
Not applicable.

Item 12. The Solicitation or Recommendation.

        Reg. M-A 1012 (d) and (e)

(d)
The information set forth in the Proxy Statement under the caption "Terms of the Proposed Merger—Vote Required" is hereby incorporated herein by reference.

(e)
The information set forth in the Proxy Statement under the captions "Special Factors—Recommendation of the Special Committee" and "Special Factors—Recommendation of the Board of Directors; Reasons for the Merger" is hereby incorporated herein by reference.

Item 13. Financial Statements.

        Reg. M-A 1010 (a) and (b)

(a)
The information set forth or incorporated by reference in the Proxy Statement under the captions "Selected Consolidated Financial Information," "Where You Can Find More Information" and "Information Incorporated by Reference" is hereby incorporated herein by reference.

(b)
Not applicable.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used.

        Reg. M-A 1009

(a)-(b)	The information set forth in the Proxy Statement under the caption "Meeting Information—Solicitation of Proxies" is hereby incorporated herein by reference.

Item 15. Additional Information.

Reg. M-A 1011 (b)

        The information set forth in the Proxy Statement, together with the proxy card, is hereby incorporated herein by reference.

Item 16. Exhibits.

        Reg. M-A 1016(a) through (d), (f) and (g)

        The Exhibit Index attached to this Schedule 13E-3 is incorporated herein by reference.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

R-B RUBBER PRODUCTS, INC.
By:	/s/ GREGORY J. DIVIS
Name:	Gregory J. Divis
Title:	President
DASH MULTI-CORP., INC.
By:	/s/ MARVIN S. WOOL
Name:	Marvin S. Wool
Title:	President
R-B ACQUISITION CORP.
By:	/s/ SANDON L. WOOL
Name:	Sandon L. Wool
Title:	President
/s/ MARVIN S. WOOL Marvin S. Wool

Dated: October 29, 2002

EXHIBIT INDEX

Exhibit	Description
16(a)	Preliminary Proxy Statement filed with the Securities Exchange Commission on September 20, 2002, as amended on the date hereof, is incorporated herein by reference.
16(c)	Form of Opinion of Grace Advisors, Inc. (incorporated herein by reference to Annex B to the Preliminary Proxy Statement filed as Exhibit 16(a) hereto).
16(f)	Sections 60.551 to 60.594 of the Oregon Revised Statutes (incorporated herein by reference to Annex C to the Preliminary Proxy Statement filed as Exhibit 16(a) hereto).

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INTRODUCTION
SIGNATURE
EXHIBIT INDEX